UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42413

REAL MESSENGER CORPORATION

695 Town Center Drive, Suite 1200

Costa Mesa, CA 92626

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Regained Compliance with Nasdaq Stockholders’ Equity Requirement

As previously disclosed, on April 6, 2026, Real Messenger Corporation (the “Company”) received written notification from the staff (the “Staff”) of the Nasdaq Capital Market (“Nasdaq”) dated April 6, 2026, indicating that, based on the reported stockholders’ equity of $1,110,873 as set forth in the Company’s unaudited interim financial report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2026, the Company did not meet the minimum stockholders’ equity requirement of $2,500,000 for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(1) (the “Rule”). The Rule requires a listed company to maintain a minimum of $2,500,000 in stockholders’ equity, $35,000,000 market value of listed securities, or $500,000 of net income from continuing operations in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. As of the date of the Staff’s deficiency letter, the Company did not satisfy any of these alternative standards.

On May 20, 2026, the Company submitted to the Staff a plan to regain compliance with the Rule (the “Compliance Plan”), pursuant to which the Company indicated that it intended to complete a best-efforts public offering of units in order to increase its stockholders’ equity above the minimum threshold required by the Rule. By letter dated June 9, 2026, the Staff notified the Company that, based on its review of the materials submitted on May 20, 2026, it had determined to grant the Company an extension of time, through October 3, 2026, to complete the public offering and to evidence compliance with the Rule.

As previously disclosed, on June 8, 2026, the Company entered into securities purchase agreements with several investors, pursuant to which the Company agreed to issue and sell a total of 5,714,284 units, on a best-efforts basis, at an offering price of US$0.70 per unit, with each unit consisting of one Class A ordinary share (or one pre-funded warrant in lieu thereof) and one common warrant to purchase one Class A ordinary share (the “Offering”). The Offering closed on June 9, 2026 and resulted in aggregate gross proceeds of approximately US$4.0 million, and net proceeds to the Company of approximately US$3.5 million after deducting placement agent fees and other offering-related expenses. The net proceeds of the Offering increased the Company’s stockholders’ equity above the minimum $2,500,000 threshold required under the Rule.

As of the date of this report, the Company believes that it has regained compliance with the minimum stockholders’ equity requirement of $2,500,000 for continued listing on the Nasdaq Capital Market under the Rule, based on the completion of the Offering described above.

Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement. If, at the time the Company files its next periodic report for the interim financials for the six months ended September 30, 2026 with the SEC and Nasdaq, the Company does not evidence compliance with the stockholders’ equity requirement, the Company may be subject to delisting.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions or any other statements relating to its future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Company’s filings with the SEC. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2026	Real Messenger Corporation

	By:	/s/ Thomas Ma
	Name:	Thomas Ma
	Title:	Chief Executive Officer

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